

June 24, 2014

<u>Via E-mail</u>
Gary Monaghan
President & Chief Executive Officer
SunVault Energy, Inc.
107 Portside Court
Kelowna, BC Canada

> **Re: SunVault Energy, Inc.**
> **Form 8-K**
> **Filed March 5, 2014**
> **Response submitted May 8, 2014**
> **File No. 333-181040**

Dear Mr. Monaghan:

     We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>Form 8-K filed March 5, 2014</u>

1. We note your response to our prior comment. The staff would expect all costs of doing business to be reflected in the statements of operations if the statements comply with GAAP. Further, please refer to the shell company release available on our website at http://www.sec.gov/rules/final/33-8587.pdf which includes the following clarification under Item II. Adopted Rules and Amendments with respect to the source documents to be used to determine which assets are nominal:

    "…a clarification that the determination of the company's assets (including cash and cash equivalents) for purposes of the definition must be limited to the amount of assets that would be reflected on the company's balance sheet prepared in accordance with U.S. generally accepted accounting principles on the date of that determination. "

2. We note you have not clarified the apparent inconsistency in your disclosures with respect to the accurate presentation of the assets held for sale. Please revise or advise.

3. We continue to believe you should revise the Form 8-K to include the financial statements required as a result of the Transaction.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 if you have any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining